               As filed with the Securities and Exchange Commission on August 20, 2002
====================================================================================================

                                 SECURITIES AND EXCHANGE COMMISSION
                                       WASHINGTON, D.C. 20549

                                             SCHEDULE TO
                                           (Rule 14d-100)

                      TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                               OF THE SECURITIES EXCHANGE ACT OF 1934
                                          (Amendment No. 2)

                              Bogen Communications International, Inc.
                              ----------------------------------------
                                 (Name of Subject Company (Issuer))

                         Bogen Communications International, Inc. (Offeror)
          ---------------------------------------------------------------------------------
          (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

                               Common Stock, Par Value $.001 Per Share
                               ---------------------------------------
                                   (Title of Class of Securities)

                                             097189-10-4
                                -------------------------------------
                                (CUSIP Number of Class of Securities)

                                            Jonathan Guss
                              Bogen Communications International, Inc.
                                            50 Spring St.
                                      Ramsey, New Jersey 07446
                                           (201) 934-8500
----------------------------------------------------------------------------------------------------
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on
                                      Behalf of Filing Persons)

                                           With a copy to:
                                       Michael J. Bohnen, Esq.
                                     Nutter McClennen & Fish LLP
                                        155 Seaport Boulevard
                                     Boston, Massachusetts 02210
                                           (617) 439-2000

                                      CALCULATION OF FILING FEE
                 Transaction Valuation*                          Amount of Filing Fee
                     $10,000,000                                        $920**

* Estimated for purposes of calculating  the amount of the filing fee only.  This amount assumes the purchase of 2,500,000  shares of common stock,  par value $.001 per share, at the tender offer price
of $4 per share in cash.  **   Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule  0-11(a)(2)  and identify the filing  with  which  the  offsetting  fee was  previously  paid.  Identify  the  previous  filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   N/A                                                    Filing Party:   N/A
Form or Registration No.:  N/A                                                   Date Filed:     N/A

[ ] Check the box if the  filing  relates  solely to  preliminary  communications  made  before  the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ]  third-party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the  following  box if the filing is a final  amendment  reporting  the  results of the tender offer: [X]

====================================================================================================

         This  Amendment  No. 2 to  Schedule  TO further  amends and  supplements  the Tender  Offer
Statement on Schedule TO originally filed on July 16, 2002, as amended on August 14, 2002,  relating to the tender offer by Bogen Communications International, Inc., a Delaware corporation, to purchase
2,500,000  shares of its common stock,  par value $.001 per share, or such fewer number of shares as are properly tendered and not properly  withdrawn,  at a price of $4.00 per share, net to the seller in cash,  without  interest.  Bogen's offer was made on the terms and subject to the  conditions set forth in the Offer to  Purchase,  dated July 16,  2002,  and in the related  Letter of  Transmittal, which, as amended or supplemented from time to time, together constituted the offer.

ITEM 4. TERMS OF THE TRANSACTION.

         Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

         The tender  offer  expired at 5:00 p.m.,  New York City  time,  on August 13,  2002.  Bogen
Communications  International,  Inc.  accepted  for  payment  a total of  2,645,178  shares of Bogen
Communications International, Inc. common stock at a purchase price of $4.00 per share.

ITEM 11. ADDITIONAL INFORMATION

         On August  20,  2002,  Bogen  Communications  International,  Inc.  issued a press  release announcing the results of its self tender offer, which expired on August 13, 2002. The press release is included herein as Exhibit (a)(5)(D) and is incorporated herein by reference.

ITEM 12. EXHIBITS

         Item 12 is hereby amended and supplemented by adding the following:

EXHIBIT NO.                DESCRIPTION

(a)(5)(D)                  Press Release, dated August 20, 2002

                                              SIGNATURE

         After  due  inquiry  and to the  best of my  knowledge  and  belief,  I  certify  that  the information set forth in this statement is true, complete and correct.

                                                                             /s/ Jonathan Guss
                                                                             -----------------------
                                                                             Jonathan Guss
                                                                             Chief Executive Officer
Date:  August 20, 2002

                                            EXHIBIT INDEX

EXHIBIT NO.                         DESCRIPTION

(a)(5)(D)                           Press Release, dated August 20, 2002

                                        FOR IMMEDIATE RELEASE
                                        ---------------------

BOGEN COMMUNICATIONS INTERNATIONAL, INC., ANNOUNCES FINAL PURCHASE OF SHARES UNDER SELF-TENDER OFFER

         Ramsey, New Jersey, August 20th, 2002 - Bogen Communications  International,  Inc. (Nasdaq:
BOGN) announced today the final results of its self-tender offer,  which expired on Tuesday,  August
13th,  2002.  Bogen commenced the  self-tender  offer on July 16th, 2002 to purchase up to 2,500,000 shares  of its  common  stock at a price of $4.00 per  share,  net to the  seller  in cash,  without interest.

         All 2,645,178 shares that were validly tendered have been accepted for payment at $4.00 per share. As a result of the completion of the  self-tender  offer,  Bogen currently has  approximately
5,203,643  shares of common  stock issued and  outstanding.  Payment for shares will be made through
Continental Stock Transfer & Trust Company, the depository for the tender offer. Bogen will fund the purchase of these shares  utilizing its available  cash and  approximately  $3,000,000 of borrowings under its existing line of credit.

ABOUT BOGEN

         Bogen Communications International,  Inc., based in Ramsey, New Jersey and Munich, Germany, develops,  manufactures, and markets telecommunications peripherals, sound processing equipment, and
Unified  Messaging  products and  services.  Bogen's  products are sold to  commercial,  industrial, professional and institutional  customers  worldwide.  Except for historical  information  contained herein,  the statements  made in this release  constitute  forward-looking  statements  that involve certain risks and uncertainties.  Certain factors may cause actual results to differ materially from those  contained  in the  forward-looking  statements,  including  general  market  conditions,  new technological developments, competition, potential acquisitions and divestitures,  implementation or termination of strategic initiatives or transactions, the availability of financing alternatives and other risks. Certain of these risks, factors and other considerations are detailed from time to time in Bogen's reports on file at the Securities and Exchange  Commission,  including  Bogen's Form 10-K for the fiscal year ended December 31, 2001 and Forms 10-Q for the quarters ended March 31, 2002 and
June 30, 2002.  Bogen disclaims any intention or obligation to update or revise any  forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:
Bogen Communications International, Inc.
Maureen A.Flotard, CFO and VP-Finance
(201) 934-8500 www.bogen.com